                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-32023

PROSPECTUS

                             ADC TELECOMMUNICATIONS, INC.
                                      ----------

                                    100,000 SHARES
                                          OF
                                     COMMON STOCK
                                   ($.20 PAR VALUE)
                                      ----------

    This Prospectus relates to an aggregate of 100,000 shares (the "Shares") of Common Stock, par value $.20 per share (the "Common Stock"), of ADC Telecommunications, Inc., a Minnesota corporation ("ADC" or the "Company"), to be issued from time to time upon exercise of options (the "Options") initially granted under the ADC Telecommunications, Inc. 1991 Stock Incentive Plan (the "1991 Plan") and the ADC Telecommunications, Inc. Nonemployee Director Stock Option Plan (the "Directors' Plan" and, together with the 1991 Plan, the "Plans") and thereafter transferred to third parties who are not officers, employees, directors or consultants of the Company ("Unaffiliated Transferees") pursuant to the terms of the Plans prior to such exercise. The Company will receive the proceeds from the exercise of the Options. The Company has agreed to pay the expenses of registration of the Shares, including certain legal and accounting fees.
                                 --------------------

FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO THE PURCHASE OF THE SHARES,
             SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.
                                 --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
               TO THE CONTRARY IS A CRIMINAL OFFENSE.


    No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

                   The date of this Prospectus is August 1, 1997.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at (http://www.sec.gov). In addition, the Common Stock of the Company is listed on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, 1735 K. Street N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

         (a)  the Annual Report on Form 10-K for the year ended October 31,
              1996;

         (b) the Quarterly Report on Form 10-Q for the quarter ended January 31, 1997;

         (c) the Quarterly Report on Form 10-Q for the quarter ended April 30, 1997; and

         (d) the description of ADC's Common Stock and Common Stock Purchase Rights contained in the Company's Registration Statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating any such description.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to David F. Fisher, Esq., Vice President, General Counsel and Corporate Secretary, ADC Telecommunications, Inc., 4900 West 78th Street, Minneapolis, Minnesota 55435, telephone number (612)938-8080.

                                     RISK FACTORS

    The following risk factors should be considered carefully in addition to the other information contained in or incorporated by reference into this Prospectus before purchasing the Common Stock offered hereby. This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent ADC's expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages, any statements regarding the continuation of historical trends, and any statements regarding the sufficiency of ADC's cash balances and cash generated from operating and financing activities for ADC's future liquidity and capital resource needs. ADC cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements as a result, in part, of the risk factors set forth below. In connection with the forward-looking statements which appear in this Prospectus, including the information incorporated herein by reference, the Unaffiliated Transferees should carefully review the factors set forth below.

RAPID TECHNOLOGICAL CHANGE AND IMPORTANCE OF NEW PRODUCTS

    The telecommunications equipment industry is characterized by rapid technological change, evolving industry standards, changing market conditions and frequent new product introductions and enhancements. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. ADC's ability to anticipate changes in technology and industry standards and successfully to develop and introduce new products on a timely basis will be a significant factor in ADC's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In particular, ADC has recently invested substantial resources toward the development of new products such as its Homeworx-TM- product utilizing hybrid fiber coax technology. ADC is engaging in extensive field testing and evaluation of its Homeworx-TM- system for video and telephony applications, and has shipped the Homeworx-TM- system for video applications to a limited number of customers for initial deployment. Development and customer acceptance of new products is inherently uncertain, and there can be no assurance that ADC will successfully complete the development of the Homeworx-TM- system for telephony applications or other new products on a timely basis or that such products will be commercially successful. Any failure by ADC to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on ADC's business, operating results and financial condition.

UNCERTAIN MARKET FOR BROADBAND NETWORK PRODUCTS

    Over the past several years, ADC's principal product offerings have generally consisted of copper-based and fiber-based products designed to address the needs of its customers for connectivity, transmission and networking applications on traditional telephony networks. However, with the growth of multimedia and the associated development of enhanced voice, video and data transmission technologies, ADC's recent product offerings and research and development efforts have been increasingly focused on addressing the broadband telecommunications equipment market through the use of new or different technologies. The market for broadband telecommunications products is emerging and rapidly changing. ADC's future growth is dependent in part on its ability to successfully develop and commercially introduce new products in each of its product groups addressing this market, as well as the growth in this market.
The growth in the market for such broadband telecommunications products is dependent on a number of factors, including the amount of capital expenditures by public network providers, regulatory and legal developments and end-user demand for integrated voice, video, data and other network services. There can be no assurance that the market for broadband telecommunications products will develop rapidly, or that there can be reliable predictions made of technological trends or products in this field. In addition, to the extent this market develops, there can be no assurance that ADC's products will meet with market acceptance or be profitable.

COMPETITION

    Competition in the telecommunications equipment industry is intense, and ADC believes that competition may increase substantially with the deployment of broadband networks and the recent regulatory changes. See "Changing Regulatory Environment." Many of ADC's foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than those of ADC. ADC believes its success in competing with other manufacturers of telecommunications products depends primarily on its engineering, manufacturing and marketing skills, the price, quality and reliability of its products, and its delivery and service capabilities. ADC anticipates increasing pricing pressures from current and future competitors in certain of the markets for its products. In addition, ADC believes that technological change, the increasing addition of data, video and other services to networks, continuing regulatory change and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment of the telecommunications equipment market, the full scope and nature of which is difficult to predict at this time. Increased competition could result in price reductions, reduced margins and loss of market share by ADC. There can be no assurance that ADC will be able to compete successfully with its existing or new competitors or that competitive pressures faced by ADC will not materially and adversely affect its business, operating results and financial condition.

FLUCTUATIONS IN OPERATING RESULTS

    ADC's operating results may fluctuate significantly from quarter to quarter due to several factors, including, without limitation, the volume and timing of orders from, and shipments to, major customers, the timing of and the ability to obtain new customer contracts, the timing of new product announcements and the availability of product by ADC or its competitors, overall level of capital expenditures by public network providers, market acceptance of new and enhanced versions of ADC's products, variations in the mix of products ADC sells or its sales channels, and the availability and cost of key components. In addition, ADC is experiencing growth through acquisition and expansion, and its recent results of operations may not be indicative of results to be achieved in future periods. ADC's expense levels are based in part on expectations of future revenues. If revenue levels in a particular period do not meet expectations, operating results will be adversely affected. In addition, ADC's results of operations are subject to seasonal factors. ADC historically has experienced a stronger demand for its products in the fourth fiscal quarter, primarily as a result of ADC year-end incentives and customer budget cycles, and has experienced a weaker demand for its products in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January and a general industry slowdown during that period. There can be no assurance that these historical seasonal trends will continue in the future.

CHANGING REGULATORY ENVIRONMENT

    The telecommunications industry is subject to regulation in the United States and other countries. ADC's business is dependent upon the continued growth of the telecommunications industry in the United States and internationally. Federal and state regulatory agencies regulate most of ADC's domestic customers. On January 3, 1996, the U.S. Congress passed the Telecommunications Act of 1996 (the "Telecommunications Act"). The President of the United States signed the Telecommunications Act into law on February 8, 1996. The Telecommunications Act will lift certain restrictions on the ability of companies, including Regional Bell Operating Companies ("RBOCs") and other customers of ADC, to compete with one another and will generally reduce the regulation of the telecommunications industry. While ADC believes that the deregulation of the telecommunications industry could increase ADC's opportunities to provide solutions for its customers' voice, data and video needs, this is dependent on the reaction of ADC's existing and prospective customers to such regulatory trends. The effect on the market for ADC's products is difficult to predict at this time, and there can be no assurance that competition in ADC's product market will not intensify as a result of such deregulation. Changes in current or future laws or regulations, in the United States or elsewhere, could materially and adversely affect ADC's business.

INTERNATIONAL OPERATIONS

    Export sales accounted for 15%, 18% and 21% of ADC's net sales in fiscal 1994, 1995 and 1996, respectively, and ADC expects that export sales may increase as a percentage of net sales in the future. In addition, ADC owns or subcontracts manufacturing operations located in Mexico, Australia, China, Finland and the United Kingdom. Due to its export sales and its international manufacturing operations, ADC is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially and adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes, and the burdens of complying with a variety of foreign laws and telecommunications standards. ADC also is subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that such factors will not materially and adversely affect ADC's operations in the future or require ADC to modify significantly its current business practices. In addition, the laws of certain foreign countries may not protect ADC's proprietary technology to the same extent as do the laws of the United States.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

    ADC's future success depends in part upon its proprietary technology. Although ADC attempts to protect its proprietary technology through patents, copyrights and trade secrets, it also believes that its future success will depend upon product development, technological expertise and distribution channels. There can be no assurance that ADC will be able to protect its technology, or that competitors will not be able to develop similar technology independently. ADC has received and may in the future receive from third parties, including some of its competitors, notices claiming that it is infringing third-party patents or other proprietary rights. There can be no assurance that ADC would prevail in any litigation over third-party claims, or that it would be able to license any valid and infringed patents on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to and diversion of effort by ADC. Any litigation or successful infringement claims by third parties could materially and adversely affect ADC's business, operating results and financial condition.

VOLATILITY OF STOCK PRICE

    Based on the trading history of its stock, ADC believes factors such as announcements of new products by ADC or its competitors, quarterly fluctuations in ADC's financial results, customer contract awards, developments in telecommunications regulation and general conditions in the telecommunications equipment industry have caused and are likely to continue to cause the market price of ADC's Common Stock to fluctuate substantially. In addition, telecommunications equipment company stocks have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of ADC's Common Stock.

                             ADC TELECOMMUNICATIONS, INC.

GENERAL

    ADC designs, manufactures and markets transmission, enterprise networking and connectivity products for use in broadband global markets. ADC's wide range of products employ fiber, hybrid fiber coax, wireless and traditional copper-based technologies. ADC's customers include: public network providers, which consist of all seven of the RBOCs, other telephone companies, long distance carriers, wireless service providers, the major cable TV operators and other domestic public network providers; private and governmental network providers (such as various large business customers and governmental agencies); and international network operators. ADC also sells indirectly to these customers through the major telecommunications original equipment manufacturers ("OEMs"). ADC's products enable these network providers to build and upgrade their networks to support increasing user demand for voice, data and video services.

    ADC seeks to capitalize on opportunities in the evolving global telecommunications market by providing equipment, services and integrated solutions for its customers' voice, data and video needs. Key components of ADC's strategy include: (i) focusing on broadband (1,544 Mbps or higher) network opportunities, (ii) providing end-to-end network solutions, (iii) leveraging technological capabilities across product groups, (iv) expanding international presence and (v) pursuing strategic alliances and acquisitions. ADC offers a broad line of telecommunications equipment that provides customers with solutions for key network needs from the central office, through the local loop, into the customer premises and across the enterprise network. ADC seeks to leverage its substantial expertise in fiber optics, broadband, video and wireless technologies across its product groups in order to develop new product architectures and network management tools for its customers' evolving voice, data and video network needs in a variety of applications.

    ADC's products can be categorized into three general product groups: transmission, enterprise networking and broadband connectivity. These product groups accounted for 37%, 18% and 45%, respectively, of ADC's net sales for the year ended October 31, 1996. ADC's emphasis on fiber optic products is demonstrated by ADC's increasing net sales of fiber optic products over each of the last three years.

    ADC sells its products to customers in three primary markets: (i) the United States public telecommunications network market, which consists of all seven of the RBOCs, other telephone companies, long distance carriers, wireless service providers, the major cable TV operators and other domestic public network providers; (ii) the private and governmental voice, data and video network market in the United States, such as various large business customers and governmental agencies that own and operate their own voice, data and video networks for internal use; and (iii) the international public and private network market. A majority of ADC's sales are made by a direct sales force, and ADC maintains sales offices throughout the United States and also maintains offices in Canada, Europe, Asia, Australia and Central and South America. The public network providers, private and governmental network providers and international sales accounted for 58%, 21% and 21%, respectively, of ADC's net sales for the year ended October 31, 1996; 58%, 24% and 18%, respectively, of ADC's net sales for the year ended October 31, 1995; and 57%, 28% and 15%, respectively, of ADC's net sales for the year ended October 31, 1994.

    ADC was incorporated under the laws of the State of Minnesota in 1953. ADC's principal offices are located at 12501 Whitewater Drive, Minnetonka, Minnesota 55343, and its telephone number at that location is (612) 938-8080.

                                   USE OF PROCEEDS

    The proceeds received by the Company from the Unaffiliated Transferees upon the exercise of the Options shall be used for general corporate purposes. The Company will not receive any proceeds from the sale of the Shares by the Unaffiliated Transferees.


                                 PLAN OF DISTRIBUTION

    The Company will be issuing the Shares to the Unaffiliated Transferees upon exercise of the Options in accordance with the terms of the Plans. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees. The Shares are not being offered through underwriters, brokers or dealers, and no discounts or commissions will be paid by the Company to any underwriter, broker or dealer in connection with the sale of the Shares to the Unaffiliated Transferees.


                                       EXPERTS

    The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.


                                    LEGAL MATTERS

    The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

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    No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Unaffiliated Transferees or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                                      ----------


                                  TABLE OF CONTENTS

                                                                            Page

Available Information . . . . . . . . . . . . . . . . . . . . . . . .        2
Incorporation of Certain Documents By Reference . . . . . . . . . . .        2
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3
ADC Telecommunications, Inc.. . . . . . . . . . . . . . . . . . . . .        5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . .        7
Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . . .        7
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7



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                                    100,000 Shares




                                         ADC
                               TELECOMMUNICATIONS, INC.






                                     Common Stock







                                     ------------

                                     PROSPECTUS
                                     ------------













                                    August 1, 1997


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